Exhibit 3.1

THIRD CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED,

OF

CAPITAL SENIOR LIVING CORPORATION

Capital Senior Living Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the following amendments to the Corporation’s Amended and Restated Certificate of Incorporation, as amended on August 27, 1999 and December 11, 2020 (the “Certificate of Incorporation”):

The first two paragraphs of the FOURTH Article of the Certificate of Incorporation are hereby amended and restated by deleting such first two paragraphs in their entirety and replacing them with the following paragraph:

“FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 15,000,000 shares of common stock, at a par value of $0.01 per share (“Common Stock”), and 15,000,000 shares of preferred stock, at a par value of $0.01 per share (“Preferred Stock”).”

SECOND: That the foregoing amendment was duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, this Third Certificate of Amendment has been duly executed as of the 3rd day of November 2021.

CAPITAL SENIOR LIVING CORPORATION

By:	/s/ Kimberly S. Lody
Name:	Kimberly S. Lody
Title:	President and Chief Executive Officer